

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

May 21, 2007

Mac McConnell
Senior Vice President and Chief Financial Officer
DXP Enterprises, Inc.
7272 Pinemont
Houston, Texas 77040

> **RE: DXP Enterprises, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **File No. 0-21513**

Dear Mr. McConnell:

We have reviewed your letter dated May 10, 2007 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. All revisions should be included in your future filings, including your interim filings where appropriate.

<u>Financial Statements</u>

<u>3. Acquisitions</u>

2. We have read your response to comment four from our letter dated April 23, 2007. You indicate that the weighted average useful life for the vendor

agreements was 20 years.  Please tell us how you determined that twenty years is the appropriate useful life of your vendor agreements in accordance with paragraph 11 of SFAS 142.  Please also provide the disclosures for intangible assets as required by paragraph 44 of SFAS 142.

3.  We have read your response to comment five from our letter dated April 23, 2007.  Please tell us what types of intangible assets are included in your estimate of intangible assets related to the 2006 acquisitions.  Please also tell us and disclose the useful life of each major intangible asset class included in your estimate.

4. Inventories

4.  We have read your response to comment six from our letter dated April 23, 2007.  Please show us what your revised disclosure will look like.

9. Commitments and Contingencies

5.  We have read your response to comment seven from our letter dated April 23, 2007.  You indicate that you do not believe that additional losses exceeding $20 are reasonably possible.  However, it is still unclear whether you believe losses in the range of $0 to $20 million are reasonably possible.  If true, please disclose your belief that losses related to these pending claims are not reasonably possible.  Otherwise, please revise your discussion to include each of the disclosures required by paragraph 10 of SFAS 5 and question 2 in SAB Topic 5:Y.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response.  Please provide us with a response letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please file your response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Rufus Decker
Accounting Branch Chief